Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 28,2014

Registration No.: 333-194209

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. ANNOUNCES

REFINANCING OF 2016 NOTES WITH PROCEEDS FROM A

RIGHTS OFFERING AND FINANCING PROVIDED BY TIME WARNER

Hamilton, Bermuda, February 28, 2014 - Central European Media Enterprises Ltd. (“CME”) (NASDAQ/Prague Stock Exchange: CETV) announced today that, to finance the redemption of its EUR 272,972,000 aggregate principal amount of 11.625% senior notes due 2016 (the “2016 Notes”) and to provide additional liquidity, CME has entered into agreements with Time Warner Inc. and one of its affiliates (together, “Time Warner”) and filed a rights offering registration statement.  The rights offering and related transactions to be undertaken pursuant to these agreements are subject to certain conditions described below.

In connection with the rights offering, CME shareholders holding Class A Common Stock and Preferred Stock (allocated on an as-converted basis) will receive non-transferrable rights to purchase in the aggregate 3,391,403 units at a subscription price of $100.00 per unit.  Shareholders will receive one right per 62.5 shares of Class A Common Stock held as of a record date to be determined at a later date and subsequently announced.  Only shareholders holding 62.5 or more shares of Class A Common Stock on the record date will satisfy the minimum subscription threshold and be eligible to participate in the rights offering.  Each unit will consist of a 15.0% Senior Secured Note due 2017 in the original principal amount of $100.00 (the “New Notes”) and 21.167376 unit warrants.  Interest on the New Notes will be paid in arrears (a) on each interest payment date (June 1 and December 1 of each year) on or prior to November 15, 2015 by adding the amount of such interest to the principal balance of the New Notes and (b) on each interest payment date thereafter, at the option of CME, either (i) entirely in cash or (ii) by increasing the principal amount of the New Notes.  Each unit warrant will entitle the warrant holder to purchase one share of CME’s Class A Common Stock at an exercise price of $1.00 per share.

Time Warner has agreed to purchase all units in the rights offering not subscribed for by other shareholders. In addition, Time Warner will purchase 576,968 units from CME in a separate private placement transaction to close contemporaneously with the rights offering.   In connection with the foregoing, CME will issue a warrant to Time Warner to purchase 30 million shares of Class A Common Stock at an exercise price of $1.00 per share.

The Company expects to raise gross proceeds from the rights offering and the purchase of units by Time Warner of approximately $396.8 million, which is equal to the amount of principal and early redemption premium payable to redeem the 2016 Notes (at February 21, 2014 exchange rates).  In addition, CME will issue 84 million unit warrants in the rights offering and the Time Warner private placement.

If the rights offering has closed prior to May 29, 2014, Time Warner will, under a term loan facility entered into today, fund a loan to CME on the date of the closing of the rights offering in the amount of $30.0 million that matures on December 1, 2017.  If the rights offering has not closed prior to May 29, 2014, Time Warner will under such term loan facility loan to CME the amount required to redeem the 2016 Notes plus an additional $30.0 million, all of which will initially mature on September 8, 2014.  If the rights offering closes after May 29, 2014 but before September 8, 2014, CME will use the proceeds of the rights offering to repay a portion of the term loan used to redeem the 2016 Notes, and the maturity date of the remaining portion of the term loan will be extended to December 1, 2017.  If the rights offering has not closed by September 8, 2014, then CME will issue to Time Warner warrants to purchase 84 million shares of Class A Common Stock, which equal the number of unit warrants that otherwise would have been issued in the rights offering and Time Warner private placement.  Upon the issuance of such warrants, the maturity date of the term loan facility will be extended to December 1, 2017.

In addition, Time Warner will provide to CME a $115.0 million senior secured revolving credit facility available to CME at the earlier of the closing of the rights offering and the funding of the term loan.

The issuance of the New Notes and the incurrence of debt under the term loan and revolving credit facilities are subject to the consent of the holders of the 9.0% Senior Secured Notes due 2017 issued by the Company’s wholly owned subsidiary, CET 21 spol. s r.o.  Today CME also announced the commencement by CET 21 spol. s r.o. of a consent solicitation to permit, among other things, certain of the indebtedness expected to be incurred as a result of the transactions that we announced today.

The principal purpose of these financing transactions is to enhance CME’s overall liquidity and cash flow by refinancing the remaining 2016 Notes, which are cash pay indebtedness, with non-cash pay indebtedness, including the New Notes, and to provide funds for general corporate purposes.

The rights offering and issuance of related warrants to Time Warner are subject to approval by CME’s shareholders and satisfaction of certain customary closing conditions.

A registration statement (including a prospectus) with respect to rights, units to be issued upon exercise of rights, New Notes and warrants underlying the units, and shares of Class A Common Stock issuable upon exercise of warrants has been filed with the Securities and Exchange Commission (the “SEC”), but has not yet become effective.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. A copy of the most recent prospectus included in the registration statement can be accessed on our website at

www.cme.net.  Please see “Additional Information Regarding the Proposed Transactions and Certain Participants” below for additional information.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities described herein, nor shall there be any offer or sale of such securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About CME

CME is a media and entertainment company operating leading businesses in six Central and Eastern European markets with an aggregate population of approximately 50 million people. CME broadcasts television channels in Bulgaria (bTV, bTV Cinema, bTV Comedy, bTV Action, bTV Lady, bTV Lady+1, Ring.bg and Ring.bg+1), Croatia (Nova TV, Doma, Nova World and Mini TV), the Czech Republic (TV Nova, Nova Cinema, Nova Sport, Fanda, Smichov and Telka), Romania (PRO TV, PRO TV International, Acasa, Acasa Gold, PRO Cinema, Sport.ro, MTV Romania, PRO TV Chisinau and Acasa Moldova), the Slovak Republic (TV Markíza, Doma and Dajto), and Slovenia (POP TV, Kanal A, Brio, Oto and Kino). CME is traded on the NASDAQ Global Select Market and the Prague Stock Exchange under the ticker symbol “CETV”.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements related to the offering and the expected use of the net proceeds therefrom, which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases, which are predictions of or indicate future events or trends and which do not relate solely to historical matters. While forward-looking statements reflect CME’s good faith beliefs, assumptions and expectations, they are not guarantees of future performance. Furthermore, CME disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, new information or other changes. Known material risks, uncertainties and other factors that can affect future results are discussed or incorporated by reference in the registration statement and periodic reports under the Securities Exchange Act of 1934, as amended, filed by CME from time to time with the SEC.

Additional Information Regarding the Proposed Transactions and Certain Participants

The registration statement relating to the rights offering has not yet become effective and no securities may be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. CME intends to commence the rights offering promptly after the registration statement has been declared effective by the SEC. The terms and conditions of the rights offering will be made available to CME’s shareholders once the rights offering has commenced. CME has not yet set a record date for the rights offering. A copy of the prospectus relating to the rights offering meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and additional materials relating to the rights offering will be mailed to shareholders of record of CME shortly after the record date. Shareholders will then also be able to obtain a copy of this prospectus from the subscription and information agent for the rights offering.

In connection with the proposed transaction, CME has filed with the SEC, but not yet distributed to shareholders, a preliminary proxy statement and will mail or otherwise disseminate the proxy statement and a form of proxy to its shareholders when it is finalized. Shareholders and investors are encouraged to read the proxy statement (and other relevant materials) regarding the proposed transaction carefully and in its entirety when it becomes available, and before making any voting decision, as it will contain important information about the transaction. shareholders and investors will be able to obtain a free copy of the proxy statement, when available, as well as other filings made by CME regarding Central European Media Enterprises Ltd. and the proposed transaction at the SEC’s website at http://www.sec.gov and CME’s website at www.cme.net.

Additionally, CME and its directors and executive officers and Time Warner may be deemed, under SEC rules, to be participants in the solicitation of proxies from CME’s shareholders with respect to the approval by the shareholders of the rights offering and the issuance of the related Warrants to Time Warner. Shareholders may obtain information regarding the names, affiliations and interests of such individuals in CME’s preliminary proxy statement filed in connection with the proposed transactions filed with the SEC on February 28, 2014. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and CME’s website at www.cme.net.

For further information, please contact:

Mark Kobal

Head of Investor Relations

Central European Media Enterprises

Krizeneckeho nam. 1078/5

152 00 Praha 5

Czech Republic

+420 242 465 576

mark.kobal@cme.net